EXHIBIT 99.1

Brookfield Corporation to Host First Quarter 2025 Results Conference Call

BROOKFIELD NEWS, April 08, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) will host its first quarter 2025 conference call and webcast on Thursday, May 8, 2025 at 10:00am (ET).

Results will be released that morning before 7:00am (ET) and available on our website at https://bn.brookfield.com/news-events/press-releases.

Participants can join by conference call or webcast:

Conference Call

  Please pre-register by conference call:
  https://register-conf.media-server.com/register/BI8ec76857c24d465f8738d2aa3d9d69f7
  Upon registering, you will be emailed a dial-in number, and unique PIN. This process will bypass the operator and avoid the queue.

Webcast

  Please join and register by webcast: https://edge.media-server.com/mmc/p/wq9u3hrd
  Replay of the event is available on the above webcast link for 90 days.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at bn.brookfield.com or contact:

Media	Investor Relations
Kerrie McHugh	Katie Battaglia
Tel: (212) 618-3469	Tel: (212) 776-2252
Email: kerrie.mchugh@brookfield.com	Email: katie.battaglia@brookfield.com